SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

  Name:  NT Equity Long/Short Strategies Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

50 South La Salle Street
Chicago, Illinois 60603

Telephone Number (including area code):

(312) 630-6000

Name and address of agent for service of process:

Margret E. Duvall
50 South La Salle Street
Chicago, Illinois 60603

With copies of Notices and Communications to:

Philip Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES	[ ]	NO	[X]

Item 1.	NT Equity Long/Short Strategies Fund

Item 2.	Organized in Delaware on May 13, 2011

Item 3.	Statutory Trust

Item 4.	Classified as a management company

Item 5.	(a) Closed-end

(b) Non-diversified

Item 6.	Address of Investment Adviser:

Northern Trust Company of Connecticut
300 Atlantic Street, Suite 400
Stamford, CT 06901

Item 7.	Directors:

John J. Masterson James D. McDonald Theodore A. Olson Ralph F. Vitale

(The address for all directors is c/o NT Equity Long/Short Strategies Fund, 50 South LaSalle Street, Chicago, IL 60603.

Officers:

Margret E. Duvall Randal Rein Michael Meehan Larry Rountree Allison K. Fraser Darlene Chappell Craig R. Carberry Patrick D’Onofrio

(The address for all officers is 50 South LaSalle Street, Chicago, IL 60603.)
Item 8.	Not applicable

Item 9.	(a)	No, registrant is not currently issuing and offering securities directly to the public.

	(b)	Not applicable

	(c)	No, registrant does not presently propose to make a public offering of its securities.

	(d)	Yes, registrant has securities currently issued and outstanding.

	(e)	As of October 3, 2011, there were 119 holders.

Item 10.	The current value of the registrant's total assets is $29,570,000.

Item 11.	No, the registrant does not intend to apply for a license to operate as a small business investment company.

Item 12.	There has not yet been any regular periodic report to security holders of registrant.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Chicago and the state of Illinois on the 3rd day of October, 2011.

NT Equity Long/Short Strategies Fund

By:	/s/ Margret E. Duvall
Margret E. Duvall
President

Attest:	/s/ Craig R. Carberry
Craig R. Carberry
Secretary